SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

(Registrant)

Date: May 18, 2004	By:	"H.W. LEMIEUX"

(Signature)

H.W. Lemieux, Vice President

(Name and Title)

By:	"J.M. COULL"

(Signature)

J.M. Coull, Assistant Secretary

(Name and Title)

FOR IMMEDIATE RELEASE
TUESDAY, MAY 18, 2004

Shell Canada Limited appoints new CEO

Calgary, Alberta — Shell Canada announced today that Linda Cook, President and Chief Executive Officer, will be leaving the company in July, 2004. This coincides with an announcement by Royal Dutch Petroleum Company of the Netherlands that it will be proposed at its Annual General Meeting of Shareholders that Ms. Cook be appointed a Managing Director of Royal Dutch Petroleum, effective August 2004.

Mr. Clive Mather, currently Chairman of Shell UK Limited, will be appointed by Shell Canada’s Board of Directors to succeed Ms. Cook as Shell Canada’s President and CEO.

Mr. Mather joined Shell in 1969. His career of 35 years has spanned all its major businesses, including overseas assignments in Brunei, Gabon, South Africa and the Netherlands. At senior management level, he has held Royal Dutch/Shell Group responsibility for Information Technology, Contract and Procurement, eBusiness, International Affairs and Leadership Development.

Contact:

Jan Rowley
Manager, Public Affairs
Shell Canada Limited
Calgary, Alberta
(403) 691-3899